March 13, 2014

Securities and Exchange Commission

Washington, DC 20549

Attn: Stephanie J. Ciboroski

Re:	Calamos Asset Management, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 14, 2013

File No. 000-51003

Dear Ms. Ciboroski:

Calamos Asset Management, Inc. (the “Company”) is providing to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this supplemental response following its original response letter dated January 24, 2014 (the “Original Response Letter”), which responded to the Staff’s comment letter dated December 27, 2013 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

This letter supplements and replaces the proposed disclosures as set forth in the Original Response Letter to be contained in future filings in response to Comments #1 and #2 in the Comment Letter. For your convenience, we have reproduced below the Staff’s Comments #1 and #2 from the Comment Letter in bold italics, followed by our proposed revised responses which are substantially in the form we would currently anticipate using in future filings.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24

Other Information, page 25

1. We note your disclosure that as a result of the de-unitization, the determination of the market capitalization of the “fully consolidated business” cannot be easily determined by the product of share price and weighted average number of shares. We further note the calculations presented on page 26 which purport to summarize your fully consolidated market capitalization both including and excluding the discounted present value of assets owned exclusively by Calamos Asset Management, Inc. (CAM). We are unclear as to what you are trying to convey in these disclosures. Please respond to the following:

•

More clearly explain why the de-unitization impacts the determination of your market capitalization. For example, we understand that the de-unitization will have an impact on the number of Class A shares issuable upon an exchange of units in Calamos Investments as such an exchange must be made on a fair value basis. However, we are unclear as to how this impacts the market capitalization of CAM, keeping in mind that public shareholders only have an interest in CAM which, in turn, only holds a 22.1% economic interest in Calamos Investments.

•	Clarify your use of the term “fully consolidated market capitalization”. For example, are you trying to present what you believe to be the valuation of Calamos Investments? If so, explain why you feel this is relevant to investors in CAM, other than to show the potential dilutive impact of Calamos Interests’ ownership in Calamos Investments in the event of a unit exchange.

The Company proposes to simplify the disclosure under the above-referenced disclosure in future filings by substituting in its place disclosure to substantially the following effect:

Calamos Investments LLC (“Calamos Investments”) is owned (a) 22.2% by Calamos Asset Management, Inc. (“CAM”), and (b) 77.8% by Calamos Family Partners, Inc. and John P. Calamos, Sr. (the “Calamos Interests”). As of December 31, 2013, CAM holds two groups of assets: (1) CAM’s 22.2% ownership interest in Calamos Investments and (2) primarily cash and cash equivalents, investment securities, income tax receivables, and net deferred tax assets. CAM presents the entire operations of Calamos Investments with its own in the consolidated financial statements. Calamos Interests’ 77.8% ownership in Calamos Investments is presented as a non-controlling interest in the consolidated financial statements. Prior to March 1, 2009, we added approximately 77 million shares to the Class A common shares outstanding so our number of fully diluted shares would reflect Calamos Interests’ ownership in Calamos Investments. The resulting share count of approximately 97 million provided a reasonable proxy for the number of shares used in determining the market capitalization of the fully consolidated company.

During 2009, CAM’s certificate of incorporation was amended to provide that ownership in Calamos Investments is exchangeable into Class A shares of CAM on a fair value basis rather than a one-to-one basis, as previously structured. As a result, the reported market capitalization of CAM only reflects CAM’s 22.2% interest in Calamos Investments, rather than the full value of Calamos Investments.

2. As a related matter, we note your disclosure on page 27 that estimates the range of Class A shares that would be issuable to the Calamos Interests upon an exchange. We further note your disclosure on page F-28 that this calculation doesn’t incorporate certain assumptions (e.g., control premiums, marketability discounts, discount rates) that may be necessary to determine the fair value of both CAM and Calamos Investments in order to determine the number of shares to be issued in an exchange. Please revise your future filings to include risk factor disclosure discussing the potential dilutive effect to Class A shareholders in the event of an exchange and address the significant uncertainties around the number of shares that would be issuable upon an exchange.

The Company will include new risk factor disclosure in future filings to reflect the potential dilutive effect to Class A shareholders in the event of an exchange and the uncertainties around the number of shares that would be issuable upon such an exchange. The Company expects that such a risk factor would be in substantially the following form:

The number of shares of our Class A common stock issuable to the Calamos Interests upon an exchange of any or all of their interests in Calamos Investments is variable and is subject to the Board of Directors’ determination as to the value of our shares and assets, and the issuance of such shares in an exchange would have the effect of diluting the existing stockholders’ percentage ownership interest in the Company.

Under our Second Amended and Restated Certificate of Incorporation, the number of shares of our Class A common stock issuable to the Calamos Interests upon an exchange of any or all of their interests in Calamos Investments will be determined by reference to a fair value of our shares and assets, as determined by a majority of the independent directors of our Board. This Board valuation of our shares may be different from a value based on the closing price of our shares if, for example, it is determined that the closing share price does not fully reflect the value of the assets other than our interest in Calamos Investments (the “Other Assets”). Therefore, the number of shares of our Class A common stock issuable in such an exchange will involve subjective estimates and judgments based on prevailing facts and circumstances. The maximum number of Class A common stock that could be issued to the Calamos Interests upon exchange was approximately 71.9 million shares as of December 31, 2013, which was based on our outstanding share count and percentage ownership in Calamos Investments at year end. Specifically, the number of our outstanding shares was divided by our percentage ownership in Calamos Investments, and then the result was multiplied by Calamos Interests’ percentage ownership in Calamos Investments. As a general matter if the closing price of our shares is deemed to fully reflect the value of our Other Assets, this would result in fewer shares issuable upon an exchange, and vice versa.

In the event of an exchange, the issuance of additional shares of our Class A common stock would have the effect of diluting the existing stockholders’ percentage ownership interest in CAM and their indirect interest in these other assets. Provided, however, such dilution may be offset, in whole or in part, by an increase in existing stockholders’ indirect interest in Calamos Investments acquired by CAM in such an exchange.

The Company also proposes to include additional disclosure in Note 17 to its consolidated financial statements regarding an exchange of Calamos Interests’ in Calamos Investments LLC in relation to the number of shares excluded from the computation of diluted earnings per share.

*     *     *     *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (630) 577-2106 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Nimish S. Bhatt Name: Nimish S. Bhatt Title: Senior Vice President and Chief Financial Officer

cc:	Jim Dunn, United States Securities and Exchange Commission

Angela Connell, United States Securities and Exchange Commission

4